UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Petrobras International Finance Company – PIFCo

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714

George Town, Grand Cayman

Cayman Islands, B.W.I.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)         Form 20-F     ☒             Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)         Yes    ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-             .)

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF FORM F-3, FILE NO. 333-92044, OF PETROLEO BRASILEIRO S.A. — PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3 No. 333-92044) and related Prospectus Supplement of Petroleo Brasileiro S.A.-PETROBRAS (“Petrobras”) and Petrobras International Finance Company (“PIFCo”), dated September 8, 2004, for the issuance of US$ 600,000,000 of 7.75% Global Notes due September 15, 2014, and to the incorporation by reference therein of our report dated February 13, 2004, with respect to the consolidated financial statements of PIFCo and its subsidiaries included in the Annual Report (Form 20-F/A) of PIFCo for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young
Auditores Independentes S/S

Rio de Janeiro, RJ - Brazil

September 8, 2004

September 8, 2004

To the Executive Board and Stockholder of

Petrobras International Finance Company (“PIFCo”)

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 333-92044) and related Prospectus Supplement of Petróleo Brasileiro S.A.—PETROBRAS (“Petrobras”) and PIFCo, dated September 8, 2004, for the issuance of US$ 600,000,000 of 7.75% Global Notes due September 15, 2014, of our reports dated May 7, 2004 and August 11, 2004 relating to the unaudited condensed consolidated interim financial statements of PIFCo for the quarter ended March 31, 2004 and the six months ended June 30, 2004, respectively, included in its Form 6-Ks furnished to the SEC on August 12, 2004 and August 27, 2004.

/s/ Ernst & Young
Auditores Independentes S/S

Rio de Janeiro, RJ - Brazil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo

By:	/S/ ALMIR GUILHERME BARBASSA
Name:	Almir Guilherme Barbassa
Title:	Chairman of the Board

Date:  September 15, 2004